Exhibit 12.1

BANKUNITED, INC. AND SUBSIDIARIES
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
(In thousands, except for ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Excluding Interest on Deposits:
Fixed Charges
Interest expense (other than interest on deposits)	$83,256	$69,059	$44,013	$33,690	$32,045
Interest factor in rent expense (1)	9,160	9,205	9,026	8,471	8,668
Total fixed charges	$92,416	$78,264	$53,039	$42,161	$40,713

Earnings
Income before income taxes	$404,461	$335,444	$296,893	$293,250	$318,002
Fixed charges	92,416	78,264	53,039	42,161	40,713
Total earnings	$496,877	$413,708	$349,932	$335,411	$358,715

Ratio of earnings to fixed charges excluding interest on deposits	5.38	5.29	6.60	7.96	8.81

Including Interest on Deposits:
Fixed Charges
Total interest expense	$254,189	$188,832	$135,164	$106,651	$92,611
Interest factor in rent expense (1)	9,160	9,205	9,026	8,471	8,668
Total fixed charges	$263,349	$198,037	$144,190	$115,122	$101,279

Earnings
Income before income taxes	$404,461	$335,444	$296,893	$293,250	$318,002
Fixed charges	263,349	198,037	144,190	115,122	101,279
Total earnings	$667,810	$533,481	$441,083	$408,372	$419,281

Ratio of earnings to fixed charges including interest on deposits	2.54	2.69	3.06	3.55	4.14
(1) Consists of one third of total rent expense which management believes approximates the interest factor in rent expense.